Pharma

Investor Gatherings.

We hope everyone's summer is off to a great start! We've enjoyed meeting many of you in person at investor gatherings across the country. Our community is truly amazing and we're grateful for each of you. Thank you for your patience and enduring support as we continue diligently working to produce *Pharma*.







Producer Roundtable Discussions.

We will host our first investor-only virtual roundtable sessions on Wednesday, July 24th @ 9PM ET & 9:30PM ET. These sessions are limited to 50 participants and are first come, first served. Please reply to this email to reserve your seat now. A schedule of future roundtables is forthcoming.

Production Updates.

- A strategic film festival networking plan resulted in 12 festival selections worldwide and 6 wins for the proof of concept. These efforts generated invaluable awareness for our funding campaign.
- We acquired a fiscal sponsor to accept tax deductible donations to support the film, resulting in over $22,000 in donations!
- Our VIP list of subscribers has grown to over 10,000!
- Emmy award-winning Casting Director and Executive Producer, Mark Fincannon, joined the team.
- Academy and BAFTA award-winning Producer, Lisa Bruce, joined the team.
- Our total raise increased to over $1.3M through private equity, crowdfunding, and charitable donations. (To access the 2023 annual report filed with the SEC click here.)

The industry is currently facing historical distribution challenges and pending crew strikes. To maximize our time during this season, we are polishing the script and finding the right director. We've also made the decision to maintain an open crowdfund offering. Almost daily, we receive emails from people requesting to invest in the project. Raising additional capital while in development allows us to actively pursue packaging the film and attaching talent.

How can you help?

- **Spread the word!** Tell someone why you invested and why they should join us! Our offering is slated to open on July 29th at www.investinpharma.com.
- **Host an investor meet up in your area!** Reply to this email to learn more.
- **We're in search of our next lead investor!** If you or someone you know is interested in leading this round, please email us at hello@pharmathemovie.com. (More info on what a lead investor is can be found here.)

INVESTMENT OFFERING

Our sincere gratitude.

Making movies is not for the faint of heart. We are sincerely appreciative of your encouragement and support. Producing requires heart and dedication, qualities that we are proud to say our team does not lack. Thank you for standing with us to bring the inspiring and important story of Dr. Frances Kelsey to life.

Sincerely,

Ashley Bratcher and Dori Zavala
Producers of *PHARMA*

Pharma the Movie

Att: Simple Jane Films, 2550 Sandy Plains Road Ste. 225-263, Marietta, GA 30006

Frankie's Story, LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.